Exhibit 99.1

STARBOX GROUP HOLDINGS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of March 31, 2024 (Unaudited)	As of September 30, 2023

ASSETS
CURRENT ASSETS
Cash and equivalents	$479,493	$2,524,957
Accounts receivable, net	1,112,138	9,405,155
Prepayments and other current assets	25,571,859	16,067,467
Short-term deposits	124,536	125,298
Due from related parties	43,395	112,281
Total current assets	27,331,421	28,235,158

NON-CURRENT ASSETS
Property and equipment, net	2,491,415	2,523,181
Intangible assets, net	37,466,534	39,666,050
Right-of-use assets, net	120,708	144,901
Long-term deposits	485,824	213,047
Goodwill	82,244,248	82,244,248
Total non-current assets	122,808,729	124,791,427

TOTAL ASSETS	$150,140,150	$153,026,585

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$309,999	$1,088,982
Taxes payable	53,158	339,350
Deferred revenue	29,691	393,615
Accrued liabilities and other current liabilities	1,005,718	1,271,087
Operating lease liabilities, current	48,426	47,537
Loans payable	243,771	-
Due to related parties	239,098	246,836
Total current liabilities	1,929,861	3,387,407

NON-CURRENT LIABILITIES
Deferred tax liabilities, net	7,067,220	6,412,919
Operating lease liabilities, non-current	72,282	97,364
Loans payable	2,200,414	2,070,563
Total non-current liabilities	9,339,916	8,580,846

TOTAL LIABILITIES	11,269,777	11,968,253

COMMITMENT AND CONTINGENCY

SHAREHOLDERS’ EQUITY
Preferred shares, par value $0.001125, 5,000,000 shares authorized, no shares issued and outstanding	-	-
Ordinary shares, par value $0.001125, 883,000,000 shares authorized, 110,004,984 shares and 71,885,000 shares issued and outstanding as of March 31, 2024 and September 30, 2023, respectively	123,756	80,871
Additional paid in capital	93,356,499	81,902,805
Accumulated other comprehensive loss	(1,131,432)	(1,061,958)
Retained earnings (accumulated deficit)	(4,531,530)	8,872,207
Total company shareholders’ equity	87,817,293	89,793,925

Non-controlling interest	51,053,080	51,264,407

TOTAL EQUITY	138,870,373	141,058,332

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$150,140,150	$153,026,585

The accompanying notes are an integral part of these consolidated financial statements.

STARBOX GROUP HOLDINGS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

	SIX MONTHS ENDED MARCH 31,
	2024	2023

Operating revenue
Advertising services	$1,053,614	$2,220,794
Cash rebate and payment solution services and media booking	279,816	14,924
Software licensing	2,079,112	1,740,472
Production service	652,745	-
Marketing and promotional campaign services	383,234	-
Total operating revenue	4,448,521	3,976,190

Cost of revenue	1,192,345	6,383

Gross Profit	3,256,176	3,969,807

Operating expenses
Selling expenses	519,351	97,939
R&D expenses	11,796,112	147,345
General and administrative expenses	3,856,680	1,745,225

Total operating expenses	16,172,143	1,990,509

(Loss) income from operations	(12,915,967)	1,979,298

Other income, net
Interest income (expense), net	(23,833)	7,757
Other income	95,878	5,163
Total other income, net	72,045	12,920

(Loss) income before income tax	(12,843,922)	1,992,218

Income tax expense	810,723	627,721

(Loss) income before noncontrolling interest	(13,654,645)	1,364,497

Less: loss attributable to noncontrolling interest	(250,908)	-

Net (loss) income to the Company	$(13,403,737)	$1,364,497

Other Comprehensive income
Foreign currency translation (loss) gain attributable to the Company	(69,474)	2,088,136
Foreign currency translation gain attributable to noncontrolling interest	39,581	-

Comprehensive (loss) income attributable to the Company	$(13,473,211)	$3,452,633
Comprehensive loss attributable to noncontrolling interest	$(211,327)	$-

Net (loss) income per share - basic and diluted	$(0.16)	$0.03

Weighted average number of ordinary shares outstanding - basic and diluted	$83,996,331	$53,089,286

The accompanying notes are an integral part of these consolidated financial statements.

STARBOX GROUP HOLDINGS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

SIX MONTHS ENDED MARCH 31 2024 AND 2023

(UNAUDITED)

	Ordinary Shares		Additional paid-in	Retained earnings	Accumulated other	Total Starbox’s	Non-controlling
	Shares	Amount	capital	(accumulated deficit)	comprehensive loss	Shareholders’ equity	interests	Total equity

Balance at October 1, 2023	71,885,000	$80,871	$81,902,805	$8,872,207	$(1,061,958)	$89,793,925	$51,264,407	$141,058,332
						-
Net loss	-	-	-	(13,403,737)	-	(13,403,737)	(250,908)	(13,654,645)
						-		-
Shares issued for equity financing, net of expenses	119,984	135	(177,556)	-	-	(177,421)	-	(177,421)

Shares issued for R&D expense	38,000,000	42,750	11,631,250	-	-	11,674,000	-	11,674,000
						-
Foreign currency translation (loss) income	-	-	-	-	(69,474)	(69,474)	39,581	(29,893)

Balance at March 31, 2024	110,004,984	$123,756	$93,356,499	$(4,531,530)	$(1,131,432)	$87,817,293	$51,053,080	$138,870,373

Balance at October 1, 2022	45,375,000	$51,047	$18,918,303	$4,685,007	$(607,052)	$23,047,305	$-	$23,047,305

Net income	-	-	-	1,364,497	-	1,364,497	-	1,364,497

Shares issued for equity financing	9,000,000	10,125	11,756,685	-	-	11,766,810	-	11,766,810

Foreign currency translation income	-	-	-	-	2,088,136	2,088,136	-	2,088,136

Balance at March 31, 2023	54,375,000	$61,172	$30,674,988	$6,049,504	$1,481,084	$38,266,748	$-	$38,266,748

The accompany notes are an integral part of these consolidated financial statements.

STARBOX GROUP HOLDINGS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	SIX MONTHS ENDED MARCH 31,
	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(13,654,645)	$1,364,497
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	2,145,213	253,662
R&D expense	11,674,000	-
Operating lease expenses	26,829	9,111
Disposal of fixed assets	-	2,928
Changes in deferred tax	662,007	313,963
Changes in operating assets / liabilities:
Accounts receivable	8,258,820	(2,809,804)
Prepaid income tax	-	(544,054)
Prepaid expenses and other current assets	(9,600,915)	(9,621,687)
Accounts payable	(765,664)	-
Customer deposits	(391,981)	-
Deferred revenue	29,442	362,706
Taxes payable	(285,585)	(1,063,540)
Operating lease liabilities	(26,829)	(9,111)
Accrued expenses and other current liabilities	(272,022)	(407,590)

Net cash used in operating activities	(2,201,330)	(12,148,919)

CASH FLOWS FROM INVESTING ACTIVITIES:
Long term deposit	(274,834)	-
Purchase of fixed assets	(28,535)	(13,183)
Purchase of intangible assets	-	(17,864,000)

Net cash used in investing activities	(303,369)	(17,877,183)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from equity financing	(177,421)	11,766,810
Changes in due from related parties	154,473	(134)
Proceeds from loans	386,260	-
Repayment to related parties	(98,076)	(6,232)

Net cash provided by financing activities	265,236	11,760,444

EFFECT OF EXCHANGE RATE CHANGES ON CASH	193,999	1,351,155

NET DECREASE IN CASH & EQUIVALENTS	(2,045,464)	(16,914,503)

CASH & EQUIVALENTS, BEGINNING OF PERIOD	2,524,957	17,778,895

CASH & EQUIVALENTS, END OF PERIOD	479,493	864,392

Supplemental Cash Flow Data:
Income tax paid	$299,972	$2,011,188
Interest paid	$46,808	$-

The accompanying notes are an integral part of these consolidated financial statements.

STARBOX GROUP HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2024 (UNAUDITED) AND SEPTEMBER 30, 2023

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Business

Starbox Group Holdings Ltd., through its subsidiaries (“Starbox Group” or the “Company”), is engaged in connecting retail merchants with individual online and offline shoppers (“retail shoppers”) to facilitate transactions through cash rebates offered by retail merchants, providing digital advertising services to retail merchants, and providing payment solution services to merchants. The Company has also expanded its business to marketing and software development sectors, as well as online and offline advertisement services to business clients. The Company’s current principal operations and geographic markets are substantially located in Malaysia.

Organization

Starbox Group was incorporated as an exempted company limited by shares under the laws of the Cayman Islands on September 13, 2021.

Prior to the reorganization on May 23, 2023 described below, Starbox Group owned 100% of the equity interests in Starbox Holdings Berhad (“Starbox Berhad”), a limited liability company formed under the laws of Malaysia on July 24, 2019.

Starbox Group and Starbox Berhad are currently not engaged in any active business operations and are merely acting as holding companies.

Starbox Berhad owns 100% of the equity interests in the following entities: (i) StarboxTV Sdn. Bhd. (“StarboxSB”) formed in Kuala Lumpur, Malaysia, on July 23, 2019 to provide digital advertising services to retail merchant customers, TV programming and broadcasting services, and software development services; (ii) Starbox Rebates Sdn. Bhd. (“StarboxGB”) formed in Kuala Lumpur, Malaysia, on July 24, 2019 to facilitate online and offline transactions between retail shoppers and retail merchants through cash rebate programs offered by retail merchants, provide comprehensive marketing services, and software development services; effective on August 17, 2023, Starbox Rebates Sdn. Bhd. changed its name to Starbox Technologies Sdn. Bhd; and (iii) Paybats Sdn. Bhd. (“StarboxPB”) formed in Kuala Lumpur, Malaysia, on May 21, 2019 to provide payment solution services to merchants.

Reorganization

A reorganization of the Company’s legal structure was completed on November 17, 2021. The reorganization involved the incorporation of Starbox Group, and the transfer of 100% of the equity interests in Starbox Berhad and its subsidiaries from its original shareholders to Starbox Group. Consequently, Starbox Group became the ultimate holding company of all other entities mentioned above.

The reorganization on November 17, 2021 has been accounted for as a recapitalization among entities under common control since the same controlling shareholders controlled all these entities before and after the Reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

On May 23, 2023, Starbox Group completed a further reorganization. The reorganization consisted of (i) the acquisitions of Starbox International Ltd., a British Virgin Islands company (“Starbox International”), and Starbox Global Ltd., a British Virgin Islands company (“Starbox Global”), both of which became wholly owned by the Company (the acquisitions of Starbox International and Starbox Global, collectively, the “Starbox Acquisitions”), and (ii) share transfer transactions between the Company and Starbox International, in which the Company transferred all of the issued share capital in Starbox Berhad to Starbox International in exchange for RM1.00. On April 19, 2023, in connection with the Starbox Acquisitions, the Company entered into two share transfer agreements with Choo Keam Hui, whereby Choo Keam Hui transferred 50,000 shares of US$1.00 par value each in the capital of Starbox International to the Company, and Choo Keam Hui transferred 50,000 shares of US$1.00 par value each in the capital of Starbox Global to the Company.

The reorganization on May 23, 2023 has been accounted for as a recapitalization among entities under common control since the same controlling shareholders controlled all these entities before and after the reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

On June 26, 2023, the Company, as the issuer, and its wholly owned subsidiary, Starbox Global, as the buyer, entered into a share purchase agreement (the “One Eighty Share Purchase Agreement”), with the then shareholders of One Eighty Holdings Ltd (the “One Eighty Shareholders”), as the sellers, with respect to One Eighty Holdings Ltd (“One Eighty Ltd”), as the target company.

Pursuant to the One Eighty Share Purchase Agreement, Starbox Global agreed to acquire 229,500,000 ordinary shares, par value US$0.0001 per share, of One Eighty Ltd (the “One Eighty Sale Shares”), representing 51% of the issued share capital in One Eighty Ltd, from the One Eighty Shareholders. In consideration of the sale of the One Eighty Sale Shares, Starbox Group agreed to issue to the One Eighty Shareholders, in proportion to the ordinary shares of One Eighty Ltd they sell, an aggregate of 17,510,000 ordinary shares, par value US$0.001125 per share, of Starbox Group with an aggregate value of $53,055,300 (the “One Eighty Consideration Shares”) in two tranches. 8,755,000 One Eighty Consideration Shares were issued to the One Eighty Shareholders on July 10, 2023 and the remaining 8,755,000 One Eighty Consideration Shares were issued on September 1, 2023.

On September 7, 2023, One Eighty Ltd incorporated Benefit Pointer Limited (“Benefit Pointer”) in the British Virgin Islands. Benefit Pointer does not have any operations as of the date of this report.

On September 7, 2023, Starbox International incorporated Irace Technology Limited (“Irace Technology”) in the British Virgin Islands. Irace Technology is engaged in software development, marketing, and licensing.

On October 26, 2023, the Company, as the issuer, and Starbox International, as the purchaser, entered into a share sale agreement (the “ProSeeds Share Sale Agreement”), with the three then shareholders of ProSeeds Limited (collectively, the “ProSeeds Shareholders”), as the sellers, with respect to ProSeeds Limited, a company incorporated in Seychelles (“ProSeeds”). Pursuant to the ProSeeds Share Sale Agreement, Starbox International agreed to acquire 100,000 shares of ProSeeds (the “ProSeeds Sale Shares”), representing 100% of the issued and paid-up share capital in ProSeeds, from the ProSeeds Shareholders for a consideration of US$12,000,000. In consideration for the sale of ProSeeds Sale Shares, the Company agreed to issue to the ProSeeds Shareholders, an aggregate of 12,000,000 ordinary shares of the Company. The 12,000,000 ordinary shares were issued on November 13, 2023 with a fair value of $3,780,000 at the share price of $0.315 per share.

On January 26, 2024, the Company, as the issuer, and Starbox International, as the purchaser, entered into a share sale agreement (the “Trade Router Share Sale Agreement”) with the four then shareholders of Trade Router Ltd. (collectively, the “Trade Router Shareholders”), as the sellers, with respect to Trade Router Ltd., a company incorporated in Seychelles (“Trade Router”). Pursuant to the Trade Router Share Sale Agreement, Starbox International agreed to acquire 100,000 shares of Trade Router (the “Trade Router Sale Shares”), representing 100% of the issued and paid-up share capital in Trade Router, from the Trade Router Shareholders for a consideration of US$2,000,000. In consideration for the sale of Trade Router Sale Shares, the Company agreed to issue to the Trade Router Shareholders, an aggregate of 8,000,000 ordinary shares of the Company. The 8,000,000 ordinary shares were issued on February 19, 2024 with a fair value of $2,728,000 at the share price of $0.341 per share.

On March 7, 2024, the Company, as the issuer, and Irace Technology, as the purchaser, entered into a share sale agreement (the “Carnegie Hill Share Sale Agreement”) with the four then shareholders of Carnegie Hill Limited (collectively, the “Carnegie Hill Shareholders”), as the sellers, with respect to Carnegie Hill Limited, a company incorporated in Seychelles (“Carnegie Hill”). Pursuant to the Carnegie Hill Share Sale Agreement, Irace Technology agreed to acquire 100,000 shares of Carnegie Hill, representing 100% of the issued and paid-up share capital in Carnegie Hill, from the Carnegie Hill Shareholders for a consideration of $5,400,000. In consideration for the sale of Carnegie Hill Sale Shares, the Company agreed to issue to the Carnegie Hill Shareholders, an aggregate of 18,000,000 ordinary shares of the Company. The 18,000,000 ordinary shares were issued on March 22, 2024 with a fair value of $5,166,000 at the share price of $0.287 per share.

ProSeeds, Trade Router, and Carnegie Hill have no operations but own a series of advanced multi-level marketing software, an Artificial Intelligent Generated Content (“AIGC”) system, and an Advanced Intelligent system. ProSeeds, Trade Router, and Carnegie Hill are not considered a business under ASC 805-10, because they do not have any process or system to create the output from the software system any of them owns. Since the assets acquired are not deemed to be a business, the Company accounts for the transactions as asset acquisitions in accordance with ASC 805-50. The assets acquired were measured based on their cost to the acquiring entities, which included consideration the acquiring entities transfer to the seller and direct transaction costs.

The consolidated financial statements of the Company as of March 31, 2024 include the following entities:

Entity	Date of Formation	Place of Incorporation	% of Ownership	Major business activities
Starbox Group	September 13, 2021	Cayman Islands	Parent	Investment holding

Starbox International	March 29, 2023	BVI	100%	Investment holding

Starbox Global	March 29, 2023	BVI	100%	Investment holding

Starbox Berhad	July 24, 2019	Malaysia	100%	Investment holding

StarboxGB	July 24, 2019	Malaysia	100%	Network marketing and facilitating online and offline transactions between retail merchants and retail shoppers through cash rebate programs offered by retail merchants, comprehensive marketing services, and software development

StarboxSB	July 23, 2019	Malaysia	100%	Providing digital advertising services to retail merchant customers, TV programming and broadcasting services, and software development

StarboxPB	May 21, 2019	Malaysia	100%	Providing secured payment solution services to retail merchant customers

Irace Technology	September 07, 2023	BVI	100%	Software development, marketing, and licensing

One Eighty Ltd	October 17, 2022	Cayman Islands	51%	Investment holding

One Eighty Holdings Sdn Bhd	October 14, 2022	Malaysia	51%	Investment holding

Benefit Pointer	September 7, 2023	BVI	51%	Software development, marketing, and licensing

180 Degrees Brandcom Sdn Bhd (“180 Degrees”)	March 28, 2013	Malaysia	51%	Providing digital marketing, advertising consulting, and design services

Media Elements Sdn Bhd (“Media Elements”)	October 4, 2002	Malaysia	51%	Providing online and offline advertisement, social media, and big data management services
Trade Router	May 26, 2021	Republic of Seychelles	100%	Software development
ProSeeds	October 8, 2021	Republic of Seychelles	100%	Software development
Carnegie Hill	August 18, 2023	Republic of Seychelles	100%	Software development

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). The accompanying consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company balances and transactions are eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate.

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include the valuation of accounts receivable, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, the discount rate used to calculate lease liabilities, the amount of worldwide tax provision, realization of deferred tax assets, provision necessary for contingent liabilities, and revenue recognition. Actual results could differ from those estimates.

Risks and uncertainties

The main operations of the Company are located in Malaysia. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by changes in political, economic, social, regulatory, and legal environments in Malaysia, as well as by the general state of the economy in Malaysia. Although the Company has not experienced losses from these situations and believes that it complies with existing laws and regulations, including its organization and structure disclosed in Note 1, this may not be indicative of future results.

The Company’s business, financial condition, and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics, and other catastrophic incidents, which could significantly disrupt the Company’s operations.

Noncontrolling interests

The Company follows FASB (Financial Accounting Standards Board) ASC (Accounting Standards Codification) Topic 810, “Consolidation,” governing the accounting for and reporting of noncontrolling interests (“NCI”) in partially owned consolidated subsidiaries and the loss of control of subsidiaries. Certain provisions of this standard indicate, among other things, that NCI be treated as a separate component of equity, not as a liability, that increases and decreases in the parent’s ownership interest that leaves control intact to be treated as equity transactions rather than as step acquisitions or dilution gains or losses, and that losses of a partially-owned consolidated subsidiary be allocated to noncontrolling interests even when such allocation might result in a deficit balance.

The net income attributed to NCI were separately designated in the accompanying statements of operations. Losses attributable to an NCI in a subsidiary may exceed such NCI’s interest in the subsidiary’s equity. The excess attributable to an NCI is attributed to those interests. NCI shall continue to be attributed their share of losses, even if that attribution results in a deficit NCI balance.

As of March 31, 2024 and September 30, 2023, the Company had NCIs of $51,053,080 and $51,264,407, respectively, which represent 49% of the equity interest of One Eighty Ltd. For the six months ended March 31, 2024 and 2023, the Company had net losses of $250,908 and nil, respectively, that were attributable to NCIs.

Cash and cash equivalents

Cash and cash equivalents include currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains all of its bank accounts in Malaysia. Cash deposits with financial institutions in Malaysia are subject to certain protection under the requirement of the deposit insurance system. The maximum insurance coverage limit is MYR250,000 ($60,000) per bank account. As of March 31, 2024 and September 30, 2023, the Company had cash and cash equivalents of $479,493 and $2,524,957, respectively, of which $nil and $2,032,346 were not covered by such insurance, respectively.

Accounts receivable, net

Accounts receivable primarily include service fees generated from providing online and offline advertising services, branding services and payment solution services to retail merchant customers (see Note 3).

Accounts receivable are presented net of allowance for doubtful accounts. The Company determines the adequacy of allowance for doubtful accounts based on individual account analysis, historical collection trend, and the best estimate of specific losses on individual exposures. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of March 31, 2024 and September 30, 2023, the bad debt allowance was $2,642 and $101,947, respectively.

Short-term/long-term deposits

All deposits owned by the Company are fixed deposits held in its banks. Deposits with original maturities of 91 days to one year are considered short-term deposits; deposits with original maturities of more than one year are classified as long-term deposits. The deposits are carried at cost with interest earned, which approximates fair value.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment are provided using the straight-line method over their expected useful lives, as follows:

Useful life
Office equipment and furniture	4 to 10 years
Motor vehicles	5 years
Property - office building and office suite	50 years

Expenditures for maintenance and repair, which do not materially extend the useful lives of the assets, are charged to expenses as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and comprehensive income (loss) in other income (expenses).

Intangible assets

The Company’s intangible assets primarily consist of purchased and customized computer software and applications used in conducting the Company’s cash rebate, digital advertising, and software licensing business. Intangible assets also include content assets, which are licensed movies and television series acquired from third-party content providers in order to offer members unlimited viewing of such content to drive traffic on the Company’s SEEBATS website and mobile app. Intangible assets are carried at cost less accumulated amortization and any recorded impairment (see Note 6).

Intangible assets are amortized using the straight-line method with the following estimated useful lives:

Useful life
Computer software and applications	5-10 years
Computer system - AI calculation engine	5-10 years
Trademark	10 years
Technology	10 years
Customer relationship	10 years
Content assets-licensed movies and television series	Over the license period or estimated period of use

Goodwill

Goodwill is the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. In accordance with ASC Topic 350, “Intangibles-Goodwill and Other,” goodwill is not amortized but is tested for impairment, annually or more frequently when circumstances indicate a possible impairment may exist. Impairment testing is performed at a reporting unit level.

Generally, the Company first performs a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If factors indicate that this is the case, the Company then estimates the fair value of the related reporting unit determined using discounted cash flow (“DCF”) analysis. A number of significant assumptions and estimates are involved in the application of the DCF analysis to forecast operating cash flows, including the discount rate, the internal rate of return and projections of realizations and costs to produce. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated.

If the fair value is less than the carrying value, the goodwill of the reporting unit is determined to be impaired and the Company will record an impairment equal to the excess of the carrying value over its fair value. The Company did not record any impairment loss during the six months ended March 31, 2024.

Impairment of long-lived assets

Long-lived assets with finite lives, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated future undiscounted cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of March 31, 2024 and September 30, 2023.

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, accounts receivable, prepaid expenses and other current assets, deferred revenue, taxes payable, due to a related party, and accrued expenses and other current liabilities approximate the fair value of the respective assets and liabilities as of March 31, 2024 and September 30, 2023, based upon the short-term nature of the assets and liabilities.

The following table presents information about the Company’s financial assets that are measured at fair value on a recurring basis as of March 31, 2024 by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Assets:
Short-term/long-term deposits	$610,360	$-	$-	$610,360

The Company measures certain non-financial assets on a non-recurring basis:

	Level 1	Level 2	Level 3	Total
Assets:
Intangible assets acquired from the acquisition of One Eighty Ltd	$-	$-	$23,500,000	$23,500,000
Goodwill arising from the acquisition of One Eighty Ltd	$-	$-	$82,244,248	$82,244,248

The fair value of the intangible assets and goodwill from the business combination (see Note 16) were determined based on the discounted cash flow method, which is an income approach, and required the use of inputs that were unobservable in the marketplace (Level 3), including a discount rate that would be used by a market participant, projections of revenue and cash flows.

Foreign currency translation

The functional currency for Starbox Group, Starbox International, Starbox Global, Irace Technology, ProSeeds, Trade Route, Carnegie Hill, One Eighty Ltd, and Benefit Pointer are the U.S Dollar (“US$”). Starbox Berhad, StarboxGB, StarboxSB, StarboxPB, One Eighty Holdings Sdn Bhd, 180 Degrees, and Media Elements use Malaysian Ringgit (“MYR”) as their functional currency. The Company’s consolidated financial statements have been translated into and reported in US$. Assets and liabilities accounts are translated using the exchange rate at each reporting period end date. Equity accounts are translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	March 31, 2024	March 31, 2023	September 30, 2023
Period-end spot rate	US$1=MYR4.7225	US$1=MYR4.4130	US$1=MYR4.6983
Average rate	US$1=MYR4.7094	US$1=MYR4.4774	US$1=MYR4.5263

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). The foreign currency translation gain or loss resulting from the translation of the financial statements expressed in MYR to US$ is reported in other comprehensive income (loss) in the consolidated statements of operations and comprehensive income (loss).

Revenue recognition

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company currently generates its revenue from the following main sources:

Revenue from advertising services

a) Digital advertising services

The Company’s advertising service revenue is derived principally from advertising contracts with retail merchant customers (the “advertisers”), which allow advertisers to place advertisements on the Company’s websites and mobile apps and third-party social media channels over a particular period of time. The advertising contracts specify the related fees and payment terms and provide evidence of the arrangements. The Company’s digital advertising services are to (i) provide advertisement design and consultation services to help advertisers precisely shape their digital advertising strategies and optimize the design, content, and layout of their advertisements and (ii) the displaying of advertisers’ advertisements of products and services on the Company’s websites and mobile apps and third-party social media channels over a particular period of time and in a variety of forms, such as logos, banners, push notification, and posts by accounts of influencers and bloggers, to help promote advertisers’ products and services and enhance their brand awareness. Advertisers may elect to engage with the Company for only advertisement display services or both advertisement design and consultation services and advertisement display services.

In connection with these digital advertising services, the Company charges retail merchant customers nonrefundable digital advertising service fees. For advertisement design and consultation services, the Company’s stand-alone selling price ranges from approximately $4,000 to approximately $85,000 for each of the service commitments, including advice on advertising strategies, customization and optimization of the desired content, length, color tone, layout, format, and presentation of the advertisements. Advertisers may elect to use any agreed-upon combination of services in one package, depending on their specific needs. For advertisement display through logos, banners, push notifications, and posts by accounts of influencers and bloggers, the Company charges advertisers service fees with a range from approximately $5,000 to approximately $300,000, depending on the distribution channels used and the duration of the advertisement display. The Company is acting as a principal in providing digital advertising services to customers, has latitude in establishing prices, and is responsible for fulfilling the promise to provide customers the specified services. The Company recognizes revenue for the amount of fees it receives from its customers, after deducting discounts and net of service taxes under ASC 606.

The Company identifies advertisement design and consultation services and advertisement display services as two separate performance obligations, as each is a service that is capable of being distinct and distinct in the context of advertising contracts. Each of the service commitments in advertisement design and consultation services, including advice on advertising strategies, customization and optimization of the desired content, length, color tone, layout, format, and presentation of the advertisements, are not distinct in the context of advertising contracts, because they are inputs to deliver the combined output of advertisements to be displayed as specified by the customer. Therefore, advertisement design and consultation services are identified as a single performance obligation. The Company allocates revenue to each performance obligation based on its stand-alone selling price, which is specified in the contracts.

The Company’s advertisement design and consultation services are normally rendered within a short period of time, ranging from a few days to a month. As all the benefits enjoyed by the customers can be substantially realized at the time when the design and consultation services are completed, the Company recognizes revenue at the point when designated services are rendered and accepted by the customers. The Company does not provide rights of return, credits or discounts, price protection, or other similar privileges to customers for such services and accordingly no variable consideration included in such services.

The majority of the Company’s advertising contracts are for the provision of advertisement display on the Company’s websites and mobile apps and social media channels for a fixed period of time (ranging from a few weeks to a few months) without a guaranteed minimum impression level. In instances where certain discounts are provided to customers for advertisement displays, such discounts are reported as deduction of revenue. Revenue from advertisement services is recognized over the period the advertisement is displayed. Advances from customers are deferred first and then recognized as revenue upon the completion of the contract. There are no future obligations after the completion of the contract and no rights of refund related to the impression levels.

b) Brand-building-related consulting services

The Company’s advertising service revenue is derived principally from its advertising and brand-building-related consulting service agreements with customers, pursuant to which the Company provides creative ideas, strategies, proposals, and solutions to customers for advertising and brand positioning, helping them create appropriate advertising languages or images, identifying appropriate communication media channels, incorporating advertising and brand promotion strategies into their marketing plans, and recommending and coordinating the customers with relevant media channels for advertisement display or broadcasting. The Company’s advertising and brand-building-related consulting service agreements with customers are fixed-price agreements, and the service fees depend on the job scope and complexity of each project. It normally takes a few months to one year to complete a project, including market research, advertisement idea conceptualization, brand positioning proposals, and final delivery of customer-accepted proposals and solutions.

Each of the service promises in an advertising and brand-building-related consulting service agreement is not distinct in the context because they are the inputs to deliver the combined output. Therefore, these performance obligations are identified as a combined single performance obligation. Once a customer accepts the final deliverables, which marks the completion of an agreement, there are no future obligations and no rights of refund. The Company allocates contract price to such single performance obligation over the service period. Revenue from such services is recognized over the period. Advances or deposits from customers are deferred first and then recognized as revenue until the completion of the service.

The Company is acting as a principal in these transactions and records revenue earned and costs incurred related to these transactions on a gross basis, because the Company has discretion in establishing prices, and is responsible for fulfilling the promises and transferring services to the customer and assumes fulfilment risk.

Revenue from cash rebate, payment solution services, and media booking

a) Cash rebate services

The Company also utilizes its websites and mobile apps to connect retail merchants and retail shoppers and facilitate retail shoppers to purchase consumer products or services from retail merchants online or offline under the cash rebate programs offered by retail merchants. The cash rebate offered by retail merchants range from 0.3% to 99.99% based on the sales price of the products or services, among which approximately 48% to 90% are awarded to retail shoppers, and the Company is entitled to receive and retain the remaining approximately 52% to 10% as cash rebate revenue for facilitating online and offline sales transactions. There is a single performance obligation in the contract, as the performance obligation is to facilitate the sales transactions between the retail shoppers and the retail merchants.

The Company merely acts as an agent in this type of transactions. The Company does not have control of the goods or services under the sales transactions between the retail merchants and retail shoppers, has no discretion in establishing prices, and does not have the ability to direct the use of the goods or services to obtain substantially all the benefits. The Company recognizes cash rebate revenue at the point when retail merchants and retail shoppers are connected and the sales transactions are facilitated and completed. Revenue is reported net of service taxes.

b) Payment solution services

In May 2021, the Company started to provide payment solution services to retail merchant customers by referring them to VE Services Sdn Bhd (“VE Services”), a Malaysian Internet payment gateway company and a related-party entity controlled by one of the shareholders of the Company. The Company entered into an appointment letter with VE Services and started to refer retail merchant customers to VE Services to process payments through multiple payment methods, such as FPX, Alipay, Maybank QR Pay, Boost, Touch ‘n Go, and GrabPay. VE Services first charges retail merchants a service fee ranging from 1.50% to 2.50%, based on the processed payment amount and payment processing methods used, and the Company is entitled to receive a portion of the service fees as commissions for the referrals. The commission rate ranges from 0.15% to 0.35% based on the total service fees collected by VE Services from the retail merchants when the payment processing is completed. The Company merely acts as an agent in this type of transaction. The Company has no discretion in establishing prices and does not have the ability to direct the use of the services to obtain substantially all the benefits. Such revenue is recognized at the point when the payment is processed and the Company’s performance obligations are satisfied.

c) Media booking

The Company also sells media companies’ advertising spaces to merchant customers on behalf of media companies. Media channel booking includes press media booking, TV commercial airtime booking, broadcasting or radio media booking, billboard media booking, and digital media booking. The Company signs agency agreements with media companies to sell their advertising spaces to merchant customers who have advertising needs. The Company’s performance obligations include referring merchant customers to media companies and getting paid by media companies referral fees or commissions at pre-determined rates negotiated with the media companies, which are rates based on advertising amounts purchased or spent by merchant customers. Revenue is recognized at the point when merchant customers have posted their advertisements on the media channels. The Company is acting as an agent in these transactions, as it does not have discretion in establishing prices, and is not responsible for fulfilling the promise and providing customers the specified services and deliverables.

Revenue from software licensing

In 2023, the Company started its software licensing business, in which the Company develops software, such as the data management system, licenses the use right of the software to customers for certain periods of time for licensing income, and provides related technology support and system maintenance services on a monthly basis. A software licensing contract with a customer includes promises to transfer software products and provide technical support and system maintenance services, which are generally capable of being distinct performance obligations. Software licensing is considered a distinct performance obligation and is accounted for separately from the technical support and system maintenance services. Revenue from distinct software licensing is recognized at the point in time when the software is delivered to the customers. Revenue from technical support, system maintenance, and upgrades is recognized over the period in which the service is provided. The stand-alone sales prices (“SSPs”) for distinct performance obligations are based on directly observable pricing. In instances where the SSP is not directly observable, such as when the Company does not sell the product or service separately, the Company determines the SSP using information that may include market conditions and other observable inputs.

Revenue from photograph, commercial video and audio recording, and production services (“production services”)

The Company signs fixed-price agreements with customers who already have their own concept or ideas for the commercial photo, video, and audio, but need professionals and talents to help turn their unique vision, voice, and expression into displayable and captivating advertisements in photograph, video, or audio format. The Company’s performance obligations include identifying, organizing, and coordinating with professional teams (including qualified photographers, videographers, film directors, actors or models, commercial voiceover talents, stylists, makeup artists, editors, video and audio engineers, and music mixing engineers) to perform such services, shooting location rental, equipment and transportation vehicle rental, developing the script for the dialog for photographing and video and audio recording, post production editing, and the delivery of final quality products to customers to satisfy their advertising needs. As a result of these combined performance obligations, the Company delivers the final photograph, video, or audio recording outputs to customers when the related services are rendered. These services are not distinct in the context of the service agreements because they are the inputs to deliver the combined output to the customers. The agreement with customers for such photograph, commercial video and audio recording, and production services specifies the service fees, payment terms, work scope, and arrangements. Once customers accept the final deliverables, which marks the completion of the agreements, there are no future obligations and no rights of refund. The Company allocates a contract price to such single performance obligations at the point when the services are rendered and the photograph, video, or audio recording products are delivered to customers. Revenue is recognized at the point when the final products are delivered to customers and are accepted by them.

The Company is acting as a principal and records revenue earned and costs incurred related to these transactions on a gross basis, because the Company has the discretion in establishing prices, is responsible for fulfilling the promises and delivering the final products to the customer, assumes fulfilment risk having latitude in selecting third-party professional teams to complete the advertising production job, and bears the risk for services that are not fully paid for by customers.

Revenue from marketing and promotional campaign services and others

The Company assists merchants in planning, arranging, and executing seasonal on-the-ground sales and promotional campaigns, normally in shopping malls. The Company’s services include providing sales campaign proposals, coordinating with shopping mall owners for location rental, assisting merchant clients with equipment rental, advising the clients on site layout arrangements and decorations, and providing product display strategies. The Company considers these a single performance obligation. It usually takes a few days to a few weeks from the preparation of the marketing and sales campaign event to the execution. The service agreement with a merchant client is a fixed-price agreement, and the Company is entitled to receive the payment when the related services are rendered. Contract price is allocated to one single performance obligation upon rendering the services. Revenue is recognized at the point when the marketing and promotion event is organized and related services are performed.

The Company is acting as a principal for such service and records revenue earned and costs incurred related to these services on a gross basis, because the Company has latitude in establishing prices, and is responsible for fulfilling the promise and providing customers with the specified services.

Disaggregation of revenue

The Company disaggregates its revenue from contracts by service types, as the Company believes it best depicts how the nature, amount, timing, and uncertainty of the revenue and cash flows are affected by economic factors. The summary of the Company’s disaggregation of revenue by service types for the six months ended March 31, 2024 and 2023 is as follows:

	For the six months ended March 31,
	2024	2023

Revenue from advertising services	$1,053,614	$2,220,794
Revenue from cash rebate, payment solution services, and media booking	279,816	14,924
Revenue from software licensing	2,079,112	1,740,472
Revenue from production services	652,745	-
Revenue from marketing and promotional campaign service	383,234	-
Total operating revenue	$4,448,521	$3,976,190

Cost of revenue

Cost of revenue mainly consisted of labor costs and production costs for advertisement consultation, design, and production services of One Eight Ltd.

Deferred revenue (contract liabilities)

In accordance with ASC 606, the Company recognizes revenue when a customer obtains control or satisfaction of the related performance obligation. Amounts in deferred revenue at period-end reflect orders for which cash payments are received or due prior to the transfer of control or satisfaction of the related performance obligation. Contract liabilities within the Company’s consolidated balance sheets as of March 31, 2024 and September 30, 2023 primarily consisted of deferred revenue. The Company’s performance obligations are generally satisfied within 12 months of the initial contract date. As of March 31, 2024 and September 30, 2023, deferred revenue amounted to $29,691 and $393,615, respectively.

Operating leases

On May 1, 2020, the Company adopted Accounting Standards Update (“ASU”) 2016-02, Lease (FASB ASC Topic 842). The adoption of ASC Topic 842 resulted in the presentation of operating lease right-of-use (“ROU”) assets and operating lease liabilities on the consolidated balance sheet.

The Company determines if an arrangement contains a lease at the inception of a contract under ASC Topic 842. At the commencement of each lease, management determines its classification as an operating or finance lease. For leases that qualify as operating leases, ROU assets and liabilities are recognized at the commencement date based on the present value of any remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of its leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The ROU assets include adjustments for accrued lease payments. The ROU asset also includes any lease payments made prior to commencement and is recorded net of any lease incentives received. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that it will exercise such options.

A short-term lease is defined as a lease that, at the commencement date, has a lease term of 12 months or less and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise. When determining whether a lease qualifies as a short-term lease, the Company evaluates the lease term and the purchase option. Hence, the Company does not recognize any operating lease ROU assets and operating lease liabilities for short-term leases.

The Company evaluates the carrying value of ROU assets if there are indicators of impairment and reviews the recoverability of the related asset group. If the carrying value of the asset group is determined to not be recoverable and is in excess of the estimated fair value, the Company will record an impairment loss in other expenses in the consolidated statements of operations. There was no impairment for right-of-use lease assets as of March 31, 2024 and September 30, 2023.

Operating expenses

The Company’s operating costs primarily consist of (i) marketing and promotional expenses to develop members, merchants, and advertisers, (ii) website and facility maintenance expenses to upgrade, optimize, and maintain its websites and mobile apps, (iii) employee salary and benefit expenses, (iv) professional and business consulting expenses, and (v) other general office expenses for administrating the Company’s business. Operating costs are expensed as incurred. Judgment is required to determine whether to separately present cost of revenue, selling expenses, and general and administrative expenses. The Company considers materiality, the manner that operating costs can be separately identified, and what is most useful to financial statement users, and elects to present all costs and operating expenses as a single line item “cost, selling, general, and administrative expenses” as reflected in the consolidated statements of operations. Management believes that such presentation is meaningful when considering the nature of the Company’s operations and the manner in which the Company manages its business.

Software development costs (research and development expenses)

The Company expenses software development costs as research and development (“R&D”) expenses for software that it intends to sell or lease (external-use), under ASC 985-20, as such expenses are incurred until technological feasibility is established, at which time such expenses are capitalized until the product is available for general release to customers. The Company capitalizes the software that is for internal use under ASC 350-40.

Research and development expenses included in operating costs amounted to $11,796,112 and $147,345 for the six months ended March 31, 2024 and 2023, respectively.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes were incurred during the six months ended March 31, 2024 and 2023. The Company does not believe there was any uncertain tax provision as of March 31, 2024 and September 30, 2023.

The Company’s operating subsidiaries in Malaysia are subject to the income tax laws of Malaysia. No significant income was generated outside Malaysia for the six months ended March 31, 2024 and 2023. As of March 31, 2024, all of the Company’s tax returns of its Malaysian subsidiaries remain open for statutory examination by relevant tax authorities for seven years from the date the corporate income tax return was filed.

Service taxes

Service tax is a consumption tax levied by Malaysian tax authorities and is charged on any taxable service income (including digital services) provided in Malaysia by a registered company in carrying on their business. The rate of service tax is 6% ad valorem for all taxable services and digital services except for the provision of charge or credit card services. A taxable entity is a company that is registered or liable to be registered for service taxes. A company is liable to be registered if the total value of its taxable services for a 12-month period exceeds or is expected to exceed the prescribed registration threshold of MYR500,000 (approximately $107,000) as an advertising service provider. Service taxes amounted to $339,046 and $134,824 for the six months ended March 31, 2024 and 2023, respectively, and were recorded as a deduction against the Company’s gross revenue.

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average common shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options, and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended March 31, 2024 and 2023, there were no dilutive shares due to the feature of anti-dilutive.

Statement of cash flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are formulated based upon the local currencies using the average exchange rate in the period. As a result, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Related parties and transactions

The Company identifies related parties, and accounts for, discloses related party transactions in accordance with ASC 850, “Related Party Disclosures” and other relevant ASC standards.

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence. Transactions between related parties commonly occurring in the normal course of business are considered to be related party transactions. Transactions between related parties are also considered to be related party transactions even though they may not be given accounting recognition. While ASC does not provide accounting or measurement guidance for such transactions, it nonetheless requires their disclosure.

Recent accounting pronouncements

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued.

In November 2023,the FASB issued ASU 2023-07 - Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which is to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant expenses. The update will require disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within segment profit and loss. Require that an entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less significant expenses disclosed and each reported measure of segment profit or loss. The amendments are effective for the Company as of the beginning of 2024 fiscal year, and interim periods beginning 2025, with early adoption permitted, and will be applied retrospectively to all prior periods presented. The Company is currently evaluating the impact of the adoption of this standard to determine its impact on its disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company’s management does not believe the adoption of ASU 2023-09 will have a material impact on its financial statements and disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive income, and statements of cash flows.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consisted of the following:

	March 31, 2024	September 30, 2023

Accounts receivable	$1,114,780	$9,507,102

Less: allowance for doubtful account	(2,642)	(101,947)
Accounts receivable, net	$1,112,138	$9,405,155

Approximately 56% of the accounts receivable balance as of March 31, 2024 has been collected as of the date of this report. The following table summarizes the Company’s outstanding accounts receivable and subsequent collection by aging bucket:

Accounts receivable by aging bucket	Balance as of March 31, 2024	Subsequent collection	% of subsequent collection
Less than 6 months	$987,980	$526,406	53%
From 7 to 9 months	46,929	35,620	76%
From 10 to 12 months	58,766	58,575	99%
Over 1 year	21,105	974	5%
Total gross accounts receivable	1,114,780	621,575	56%
Allowance for doubtful accounts	(2,642)	-	-
Accounts receivable, net	$1,112,138	$621,575	56%

NOTE 4—PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	March 31, 2024	September 30, 2023

Prepaid expenses and other current assets:
Speedprop Global Sdn. Bhd. (1)	$1,669,455	$1,679,663
ARX Media Sdn. Bhd. (2)	10,489,799	11,207,178
Boring Lark Sdn Bhd. (3)	1,694,018	1,704,376
Teclutions Sdn. Bhd. (4)	482,583	293,579
Sky Top Asis Pacific Limited (5)	9,000,000	-
Prime King Investment Limited (6)	1,411,633	-
Others (7)	824,371	1,182,671

Total prepaid expenses and other current assets	$25,571,859	$16,067,467

The Company currently operates its business through its GETBATS, SEEBATS, and PAYBATS websites and mobile applications, 180 Degrees, and Media Elements. The satisfactory performance, reliability, and availability of the Company’s information technology systems are critical to its ability to drive more internet traffic to its advertising websites and mobile apps and provide effective digital advertising services for brands and retailers, especially when the Company starts to expand its business from Malaysia to neighboring countries such as Indonesia, Philippine, and Thailand.

(1)	On June 19, 2022, the Company entered into an agreement with a third-party vendor, pursuant to which Speedprop Global Sdn. Bhd. (“Speedprop”) will help the Company develop the Augmented Reality (“AR”) travel guide app with key commercial objectives to provide personalized instant rebates, voucher distribution, and ad placements for merchants. Total contract price amounted to MYR10.8 million (approximately $2.3 million). As of March 31, 2024 and September 30, 2023, the Company had made prepayments of $1.7 million (MYR7.9 million), based on contracted payment terms and the progress of the app development. The remaining payments will be made when Speedprop completes the debugging and technical testing and delivers the app to the Company. However, as of the reporting date, the program was temporarily halted because the Company decided to continue with its own way of integration, and the Company plans to seek a waiver for an unpaid balance of $0.6 million (MYR2.9 million).

(2)

In order to upgrade the Company’s existing software and operating systems to increase the data processing capability, to diversify the Company’s business operation model, and to support its future business expansion, on August 1, 2022, the Company signed a contract with a third-party technology solution company, Media Sdn. Bhd. (“ARX”), to conduct software application design and development for the Company’s Virtual Reality Rebate Mall project. ARX is a full-stacked technology solution company specializing in design and development of application of AR, Mixed Reality, Virtual Reality (“VR”), Integrated Business Solution, and Internet of Things to help business entities stand out among the crowd. Pursuant to the contract, ARX will help the Company conduct market research, prepare a feasibility study, VR Mall Data Management system software conceptualization, visualization, system coding, testing, and debugging, and to initialize and rollout the application as a progressive web portal, which can be further developed into a mobile app to allow integration to various platforms. Total contract price for this project amounted to MYR13.5 million (approximately $2.9 million). As of March 31, 2024 and September 30, 2023, the Company had made a prepayment of $2.4 million (MYR11.4 million) based on contracted payment terms and the progress of the project. The remaining payment will be made when ARX completes the debugging and technical testing and delivers the application to the Company, which is expected to be in 2024. As of the report date, the program was paused to explore further potential enhancements.

In October 2022, the Company signed a new contract with ARX, to conduct a software application design and development project. Total contract price amounted to MYR218.75 million (approximately $47.2 million) to be performed in three years from the agreement date, including Rebates Mall software design and customization, AR software development, and database processing capacity improvement. The total contract price of $47.2 million will be paid in five installments within the next two years, depending on the progress of the software application development project. Pursuant to the contract terms, as of March 31, 2024 and September 30, 2023, the Company made a total prepayment of $24.6 million (MYR116.2 million) and $25.2 million (MYR111.0 million), respectively, as the first two installment payments to ARX, of which, $18.1 million (MYR80 million) was transferred into intangible assets during the fiscal year ended September 30, 2023 when ARX completed the application design and development of AI calculation engine and related modules, and delivered them to the Company (see Note 6). For the remaining services under the ARX agreement, the Company may, at its discretion, terminate the ARX agreement if the software design and development proposal provided by ARX does not meet the Company’s expectations and it may request a refund of the remaining deposit by giving two months’ notice and the deposit shall be refunded to the Company based on pro-rated basis on the uncompleted period of the ARX agreement. On May 15, 2024, the Company requested ARX to halt the project due to a shift in the Company’s priorities to align with its evolving business strategy and resource allocation needs.

On June 12, 2023, the Company entered into a new project agreement with ARX, for ARX to provide software support services for a term of 12 months, and to develop a full set of AI advertisement engine and analytical system. The total contract price amounted to MYR15.0 million (approximately $3.2 million). As of March 31, 2024 and September 30, 2023, the Company had made a prepayment of $1.1 million (MYR5.0 million). This system is currently in progress and is expected to be delivered in the second quarter of 2025.

(3)	On January 16, 2023, the Company entered into an agreement with a third-party vendor, Boring Lark Sdn Bhd. (“Boring Lark”), to conduct design and application development of an Artificial Intelligence Chatbot systems and also provide system maintenance services to the Company. A total contract price of $2.2 million (MYR10 million) will be paid to Boring Lark in four installments within the service term of one year, depending on the progress of the system application development project. Pursuant to the contract terms, from January 2023 to February 2023, the Company made the first two installment payments of $1.7 million (MYR8 million) to Boring Lark. As of the reporting date, the program is temporarily halted because the Company decided to continue with its own method of integration, and the Company plans to seek a waiver for the unpaid balance of $0.5 million (MYR2 million).

(4)

On January 17, 2023, the Company entered into an agreement with a third-party vendor, Teclutions Sdn. Bhd. (“Teclutions”), pursuant to which, Teclutions will utilize the VR technology to help the Company design a Conversational AI Chatbot system for integration of the mobile app and website. A total contract price of $0.1 million (MYR0.6 million) will be paid to Teclutions in three installments depending on the progress of the system application development project. Pursuant to the contract terms, from January to March 2024, the Company made the first two installment payments of $0.1 million (MYR0.5 million) to Teclutions. The development of the system was in final stage and pending integration. The final payment will be made by the Company upon the completion of the integration and the other modules.

On March 15, 2023, the Company entered into another agreement with Teclutions to design and develop a Conversational AI Chatbot Integration VR headgear platform. A total contract price of $0.2 million (MYR1 million) will be paid to Teclutions in three installments depending on the progress of the system application development project. Pursuant to the contract terms, in March 2024, the Company made the first two payments of $0.2 million (MYR0.9 million) to Teclutions. As of the report date, the project is on hold due to the pause on ARX development.

On July 10, 2023, the Company entered into another agreement with Teclutions to develop a GETBATS descriptive analysis system. A total contract price of $0.2 million (MYR0.7 million) will be paid to Teclutions in three installments depending on the progress of the system application development project. Pursuant to the contract terms, as of March 31, 2024, the Company made the first payments of $0.1 million (MYR0.4 million) to Teclutions. As of the report date, the project is suspended and is anticipated to resume once the remaining tasks for Speedprop are completed.

In addition, on July 15, 2023, the Company entered into another agreement with Teclutions to develop a promotion and advertisement system aimed at attracting online customers to physical stores through augmented reality technology. A total contract price of $0.2 million (MYR1 million) will be paid to Teclutions in three installments depending on the progress of system application development project. Pursuant to the contract terms, as of March 31, 2024, the Company made the first payments of $0.1 million (MYR0.5 million) to Teclutions. The development of the system was in final stage and pending integration. The final payment will be made by the Company upon the completion of the integration and other modules.

(5)

On November 8, 2023, the Company entered into an agreement with a third-party vendor, Sky Top Asia Pacific Limited (“Sky Top”), pursuant to which, Sky Top will develop a AIGC videos to images (AI powered) system for the Company. A total contract price of $11.3 million will be paid to Sky Top in four installments depending on the progress of the system application development project. Pursuant to the contract terms, from November 2023 to March 2024, the Company made payments of $9 million to Sky Top. This system is currently in progress and is expected to be delivered to the Company in 2025.

(6)

On March 26, 2024, the Company entered into a debt transfer agreement with a third party, Prime King Investment Limited (“Prime King”). Under this agreement, Prime King will assume all rights, duties, and obligations related to the total debt of $1.4 million (MYR6.7 million) that certain customers owed to the Company, and Prime King will be responsible for paying the Company for the outstanding balance after deducting a fixed service fee of 3%.

(7)	Prepayments to others primarily include prepayments to third-party vendors and service providers for domain renewal services, promotion and advertisement system integration services, rental deposits, and prepayment of taxes.

As of March 31, 2024 and September 30, 2023, there was no allowance for doubtful accounts recorded as the Company considers all of the prepayments fully realizable.

NOTE 5 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	March 31, 2024	September 30, 2023

Office equipment and furniture	$318,568	$293,746
Motor vehicles	210,423	211,710
Property - office building and office suite	3,235,535	3,255,319
Less: accumulated depreciation	(1,273,111)	(1,237,594)
Property and equipment, net	$2,491,415	$2,523,181

Depreciation expenses were $44,946 and $2,484 for the six months ended March 31, 2024 and 2023 respectively.

NOTE 6 — INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	March 31, 2024	September 30, 2023

Computer software and applications (1)	$927,089	$932,757
Computer system – AI calculation engine (2)	16,940,180	17,043,760
Content assets – licensed movies and television series (3)	106,685	107,337
Trademark (4)	1,400,000	1,400,000
Technology (4)	9,200,000	9,200,000
Customer relationships (4)	12,900,000	12,900,000
Less: accumulated amortization	(4,007,420)	(1,917,804)
Intangible asset, net	$37,466,534	$39,666,050

(1)	In order to support the Company’s expansion of its digital advertising service and cash rebate service businesses, in December 2021, the Company purchased packaged computer software and applications from a third-party vendor at the aggregate cost of $0.44 million (MYR2.12 million) to improve certain functions of its cash rebate and digital advertising operating systems, such as the optimization of the cash rebate calculation and settlement, a more user-friendly shopping cart and eWallet module, a better integration of the SEEBATS website and mobile app with a licensed content provider, and a multilingual interface. In addition, from June 2022 to September 2022, the Company further purchased from the same third-party vendor the packaged computer software and applications in the aggregate amount of $0.49 million (MYR2.32 million) to add an embedded treasure hunt system into the Company’s digital advertising operating systems, to improve the coding, rating, and comment function and optimize its SEEBATS mobile app. The Company amortizes the intangible assets over its estimated useful life of 10 years.

(2)	As disclosed in Note 4, in October 2022, the Company signed a contract with ARX, to conduct software application design and development project with total contract price of $47.2 million. In March 2023, ARX completed the AI calculation engine development as part of the software project that the Company engages ARX to perform. AI calculation engine is a software solution designed to provide advance calculations and analysis based on artificial intelligence algorithms. The software has been thoroughly tested for performance, functionality and compatibility, and the Company reclassified $16.94 million (MYR80.0 million) from the prepayment to intangible assets during the fiscal year ended September 30, 2023. The Company amortizes the intangible assets over its estimated useful life of 10 years.

(3)	The Company’s Malaysian subsidiary, StarboxSB, operates the SEEBATS website and mobile app, on which viewers may watch movies and television series through over-the-top streaming. These movies and television series are licensed from third-party content providers. The Company acquires and licenses such movies and television series content in order to offer members unlimited viewing of such content to drive traffic on the SEEBATS website and mobile app. The content licenses are for a fixed fee and specific windows of availability.

Based on factors, including historical and estimated viewing patterns, the Company amortizes the content assets in “operating costs-license costs” on a straight-line basis over its license period or estimated period of use, beginning with the month of first availability.

On November 1, 2021, the Company entered into a Service and Licensing Agreement with a third-party content provider, Shenzhen Yunshidian Information Technology Ltd. (“Shenzhen Yunshidian”), to license movies and television series in various genres, such as action, comedy, fantasy, historical, and romance. The agreement has a term from November 1, 2021 to October 31, 2023 and may be terminated by either party in the event of a material breach by the other party of the agreement. The Company agreed to pay a content and service fee of $120,000 and a content delivery fee based on the amount of content delivered by the content provider, ranging from $1,700 to $660,000 per year under the Service and Licensing Agreement. Pursuant to a letter dated July 15, 2021, Shenzhen Yunshidian also provided SEEBATS website and mobile app with movies and television series for a free trial run from August 1, 2021 to October 31, 2021 before the Company entered into the Service and Licensing Agreement. The Company records cost of content that the Company acquired under a license agreement as content assets. Content assets are amortized using the straight-line method over the licensing period from November 1, 2021 to October 31, 2023.

(4)	Trademark, technology, and customer relationships arose from the acquisition of One Eighty Ltd (see Note 16). The Company amortizes trademark, technology, and customer relationships over an estimated useful life of 10 years.

Total amortization of above-mentioned intangible assets amounted to $2,100,267 and $253,143 for the six months ended March 31, 2024 and 2023, respectively.

As of March 31, 2024, the estimated future amortization expenses of the intangible assets were as follow:

12 months ending March 31,	Amortization expenses

2025	$4,185,382
2026	4,185,382
2027	4,185,382
2028	4,185,382
2029	4,185,306
Thereafter	16,539,698
Total	$37,466,534

NOTE 7 — ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables, consisted of the following:

	March 31, 2024	September 30, 2023
Accrued expenses	$133,296	$287,846
Service payables	246,512	202,494
Other payables	625,910	780,747
Accrued liabilities and other payables	$1,005,718	$1,271,087

Service payable represented the advertisement fee the Company collects on behalf of the media companies for customers posting the advertisement on the media channels. The Company submits the advertisement fee to media companies within a short period of time when the Company receives a service statement and invoice from the media companies. Other payables were mainly advances from customers.

NOTE 8 — LOANS PAYABLE

The Company had the following bank loans as of March 31, 2024, which arose from acquisition of One Eighty Ltd on June 26, 2023:

Bank	Loan Agreement Date	Loan Amount	Interest Rate	Loan Term	Purpose of loan	Balance at March 31, 2024
CIMB BANK BERHAD	5/23/2014	$591,199	BLR*-2.10%	240 months	Real property loan	$408,053
	5/23/2014	188,742	BLR*-2.10%	240 months	Real property loan	137,101
Hong Leong Islamic Bank	2/26/2019	229,513	IFR**-2.55%	216 months	Real property loan	179,262
	2/26/2019	235,553	IFR**-2.55%	216 months	Real property loan	183,889
	2/26/2019	439,181	IFR**-2.55%	216 months	Real property loan	342,645
	2/26/2019	319,248	IFR**-2.55%	216 months	Real property loan	249,306
	2/26/2019	511,012	IFR**-2.55%	216 months	Real property loan	398,654
Hong Leong Islamic Bank	4/23/2020	215,708	3.50%	66 months	Working capital	79,160
Total		$2,730,156				$1,978,070

Bank	Loan Agreement Date	Loan Amount	Interest Rate	Loan Term	Purpose of loan	Balance at September 30, 2023
CIMB BANK BERHAD	5/23/2014	$591,199	BLR*-2.10%	240 months	Real property loan	$423,661
	5/23/2014	188,742	BLR*-2.10%	240 months	Real property loan	142,283
Hong Leong Islamic Bank	2/26/2019	229,513	IFR**-2.55%	216 months	Real property loan	185,663
	2/26/2019	235,553	IFR**-2.55%	216 months	Real property loan	190,461
	2/26/2019	439,181	IFR**-2.55%	216 months	Real property loan	354,897
	2/26/2019	319,248	IFR**-2.55%	216 months	Real property loan	258,212
	2/26/2019	511,012	IFR**-2.55%	216 months	Real property loan	412,914
Hong Leong Islamic Bank	4/23/2020	215,708	3.50%	66 months	Working capital	102,472
Total		$2,730,156				$2,070,563

*	Base lending rate

**	Islamic financing rate

The above bank loans were for the acquisition of freehold office buildings and working capital purposes, and were secured by the following:

a.	A facility agreement as principal instrument;
b.	Joint and several guarantee by the directors of 180 Degrees;
c.	A corporate guarantee by 180 Degree Strategic Communications Sdn Bhd.;
d.	A deed of assignment over the properties, power of attorney, and other documents or security documents may be required by the banks from time to time;
e.	First-party/third-party upfront fixed deposit;
f.	A memorandum of deposit (creating a charge) and letter of authorization by the directors of 180 Degrees in favor of the banks in respect of fixed deposits together with all interest accruing from time to time in respect of the fixed deposits; and
g.	A guarantee from Credit Guarantee Corporation Bhd.

Loans from a third party

On October 27, 2023, the Company entered into a loan agreement with a third-party for $262,500, with an annual interest rate of 4.5%. The loan is unsecured and required to be repaid on October 27, 2028. As of March 31, 2024, the outstanding loan balance was $266,115 with accrued interest of $3,615.

On October 30, 2023, the Company entered into another loan agreement with the same third-party for $3,000,000, with an annual interest rate of 4.5%. The loan is unsecured and required to be repaid on October 30, 2028, and the Company repaid $2,900,000 to this unrelated party on February 19, 2024. As of March 31, 2024, the outstanding loan balance was $100,000.

On January 31, 2024, the Company entered into another new loan agreement with the same third-party for $100,000, with an annual interest rate of 4.5% The loan is unsecured and required to be repaid on January 29, 2029. As of March 31, 2024, the outstanding loan balance was $100,000.

As of March 31, 2024, the future minimum loan payments to be paid by the year are as follows:

12 months ending March 31,	Loan payment
2025	$243,771
2026	243,771
2027	200,649
2028	196,729
2029	196,729
Thereafter	1,883,988
Total future minimum loan payments	2,965,637
Less: imputed interest	(521,452)
Present value of loan liabilities	$2,444,185

The Company recorded interest expenses of $57,288 and nil during the six months ended March 31, 2024 and 2023, respectively.

NOTE 9 — TAXES

a.	Corporate Income Taxes (“CIT”)

Cayman Islands and BVI

Under the current tax laws of the Cayman Islands and BVI, the Company is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

Republic of Seychelles

ProSeeds, Trade Router, and Carnegie Hill are incorporated in the Republic of Seychelles. The standard corporate tax is levied on companies at the following progressive rates: taxable income up to SCR1 million is subject to a 15% tax rate (reduced from 25%, effective January 1, 2022); and taxable income above SCR1 million is subject to a 25% tax rate (reduced from 30%, effective January 1, 2022).

Malaysia

Starbox Berhad, StarboxGB, StarboxSB, and StarboxPB are governed by the income tax laws of Malaysia. The income tax provision in respect of operations in Malaysia is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations, and practices. Under the Income Tax Act of Malaysia, enterprises incorporated in Malaysia are usually subject to a unified 24% enterprise income tax rate while preferential tax rates, tax holidays, and tax exemptions may be granted on a case-by-case basis. The tax rate for small and medium sized companies (generally companies incorporated in Malaysia with paid-in capital of MYR2,500,000 or less, and gross income of not more than MYR50 million) is 15% for the first MYR150,000 (approximately $37,500) taxable income, and 17% for taxable income between MYR150,000 (approximately $37,500) to MYR600,000 (approximately $150,000), with the remaining balance of taxable income being taxed at the 24% rate. For the six months ended March 31, 2024 and 2023, the tax rate for each of the Company’s Malaysia subsidiaries was 24%, as a result the consolidated paid-in capital of the Company exceeded MYR2,500,000.

On June 13, 2023, StarboxGB submitted an application to be recognized as a Malaysia Digital Status company. This application received approval from the Malaysia Digital Economy Corporation Sdn Bhd (MDEC) on February 28, 2024. The approved business activities include (a) artificial intelligence in (i) Starbox AI data analysis & management tools and related services; (ii) Starbox AI calculation engine and related services; (iii) Starbox AI content solution and related services; and (b) creative media technology in Starbox VR solutions and related services.  The approval is subject to certain terms and conditions, and StarboxGB is entitled to a 100% tax exemption for the approved business activities mentioned herein for a period of five years.

The components of the income tax provision were as follows:

	For the Six Months Ended March 31,
	2024	2023
	(Unaudited)	(Unaudited)
Current tax provision:
Cayman Islands	$-	$-
Republic of Seychelle	-	-
Malaysia	103,853	313,758
	103,853	313,758
Deferred tax provision:
Cayman Islands	-	-
Malaysia	706,870	313,963
	706,870	313,963
Income tax provision	$810,723	$627,721

Reconciliation of the differences between the income tax provision computed based on the Malaysia unified statutory income tax rate and the Company’s actual income tax provision for the six months ended March 31, 2024 and 2023, respectively, were as follows:

	For the Six Months Ended March 31,
	2024	2023
	(Unaudited)	(Unaudited)
Income tax provision computed based on Malaysia unified income tax statutory rate	$(3,082,451)	$690,461
Tax rate difference	193,787	-
Permanent difference	3,597,713	(62,740)
Change in valuation allowance	101,674	-
Actual income tax provision	$810,723	$627,721

Deferred tax assets

The Company’s deferred tax assets were comprised of the following:

	As of March 31, 2024	As of September 30, 2023

Deferred tax assets derived from net operating loss carry forwards	$295,353	$229,233
Less: valuation allowance	(60,380)	(35,174)
Effect of foreign currency translation	(1,393)	-
Deferred tax assets	$233,580	$194,059

Movement of valuation allowance:

	As of March 31, 2024	As of September 30, 2023

Balance at beginning of the period	$35,174	$35,174
Current period change	25,490	-
Effect of foreign currency translation	(284)	-
Balance at end of the period	$60,380	$35,174

The Company periodically evaluates the likelihood of the realization of deferred tax assets and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Company’s future realization of deferred tax assets including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors. The Company has four subsidiaries in Malaysia, namely Starbox Berhad, StarboxGB, StarboxSB, and StarboxPB. Other than StarboxSB and StarboxGB, which have generated taxable income through providing advertising services to customers, Starbox Berhad and StarboxPB have reported recurring operating losses since their inception. Management concluded that the chances for these three entities that suffered recurring losses in prior periods to become profitable in the foreseeable near future and to utilize their net operating loss carry forwards were remote. Accordingly, the Company provided valuation allowance of $60,380 and $35,174 for the deferred tax assets of these subsidiaries as of March 31, 2024 and September 30, 2023, respectively. For the six months ended March 31, 2024 and 2023, the change in valuation allowance amounted to $ 25,206 and nil, respectively.

Deferred tax liability

The Company’s deferred tax liability was comprised of the following:

	As of March 31, 2024	As of September 30, 2023

Difference between tax and book basis of depreciation and amortization expense	$2,083,800	$966,978
Intangible assets acquired through the acquisition of One Eighty Ltd.	5,217,000	5,640,000
Less: deferred tax assets	(233,580)	(194,059)
Deferred tax liability, net	$7,067,220	$6,412,919

b.	Taxes payable

As of March 31, 2024 and September 30, 2023, taxes payable consisted of the following:

	As of March 31, 2024	As of September 30, 2023
Income tax payable	$475,859	$326,389
Service tax payable	5,820	495,156
Less: Tax prepaid	(428,521)	(482,195)
Total	$53,158	$339,350

NOTE 10 — RELATED PARTY TRANSACTIONS

a.	Name of related parties

Name of Related Party	Relationship to the Company
Choo Keam Hui	The Company’s former director and one of the directors of Starbox Berhad
Zenapp Sdn Bhd (“Zenapp”)	An entity controlled by Choo Keam Hui prior to September 20, 2021
Bizguide Corporate Service Sdn Bhd	An entity controlled by Khoo Kien Hoe, the CFO and executive director of Starbox Group
KH Advisory Sdn Bhd	An entity controlled by Khoo Kien Hoe, the CFO and executive director of Starbox Group
VE Services	An entity controlled by Choo Teck Hong, one of the Company’s beneficial shareholders, a director of Starbox Berhad, and a sibling of Choo Keam Hui
Chan Chee Hong	Director, chief executive officer, and shareholder of One Eighty Ltd and 180 Degrees
Chan Foong Ming	Sister of Chan Chee Hong and director of Media Elements
180 Degrees Strategic Communications Sdn Bhd	An entity controlled by Chan Chee Hong
181 Degree Holding Sdn Bhd	An entity controlled by Chan Chee Hong
Infinity Elements Sdn Bhd	An entity controlled by Chan Foong Ming

b.	Due from related parties

Due from related parties consisted of the following:

Name	March 31, 2024	September 30, 2023
181 Degree Holding Sdn Bhd	$21	$-
Chan Foong Ming	-	1,094
Chan Chee Hong	-	45,000
Infinity Elements Sdn Bhd	43,374	66,187

Total	$43,395	$112,281

As of March 31, 2024 and September 30, 2023, the balances due from Chan Foong Ming and Chan Chee Hong were short-term advances, unsecured, bear no interest and were payable upon demand, and the balance due from Infinity Elements Sdn Bhd was ordinary trade in nature between Media Elements Sdn Bhd and Infinity Elements Sdn Bhd.

c.	Due to related parties

Due to related parties consisted of the following:

Name	March 31, 2024	September 30, 2023
Bizguide Corporate Service Sdn Bhd	$27	$1,892
KH Advisory Sdn Bhd	-	937
180 Degrees Strategic Communications Sdn Bhd	135,046	132,774
181 Degree Holding Sdn Bhd	-	5,965
Chan Foong Ming	65,627	-
Choo Keam Hui	38,398	-
Chan Chee Hong	-	105,268
Total	$239,098	$246,836

As of March 31, 2024, the balance due to Chan Foong Ming and Choo Keam Hui were short-term advances, unsecured, bearing no interest and payable upon demand, and the balance due to 180 Degrees Strategic Communications Sdn Bhd was ordinary trade in nature.

As of September 30, 2023, the balance due to Bizguide Corporate Service Sdn Bhd and KH Advisory Sdn Bhd was the fee to be paid for secretarial and tax consulting services, and the balance due to 180 Degree Holding Sdn Bhd and 180 Degrees Strategic Communications Sdn Bhd was ordinary trade in nature.

d.	Revenue from a related party

In May 2021, the Company started to provide payment solution services to merchants by referring them to VE Services. As of March 31, 2024 and September 30, 2023, the Company referred 39 and 37 merchants to VE Services for payment processing and earned an accumulative total in commission fees of $2,763 and $7,566, respectively, which were reported as revenue from payment solution services in the consolidated financial statements.

e.	Office leases

Prior to August 2021, the Company had not directly entered into any office lease agreements. The lease expenses were paid by Zenapp on behalf of the Company, with an estimated amount of $4,200 for the fiscal year ended September 30, 2020, and approximately $3,850 for the period from October 2020 to August 2021. On August 20, 2021, the Company’s main operating subsidiaries in Malaysia started to lease office spaces from Zenapp, with an aggregate area of approximately 4,800 square feet, pursuant to three sub-tenancy agreements, each with a lease term from September 1, 2021 to August 31, 2023 and monthly rent of MYR10,000 (approximately $2,424). In the end of April 2022, the Company terminated the sub-tenancy agreements with Zenapp.

NOTE 11 — SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company was incorporated under the laws of the Cayman Islands on September 13, 2021. The original authorized share capital of the Company was $50,000 divided into 500,000,000 shares, comprised of (i) 450,000,000 ordinary shares, par value $0.0001 per share, and (ii) 50,000,000 preferred shares, par value $0.0001 per share. The 50,000,000 preferred shares have not been issued. The Company issued 450,000,000 ordinary shares with par value of $0.0001 per share to its shareholders prior to the reverse split as described below.

On June 8, 2022, the Company’s shareholders approved (i) an increase in the Company’s authorized share capital from $50,000 to $999,000, divided into 888,000,000 shares, comprised of 883,000,000 ordinary shares, par value $0.001125 per share, and 5,000,000 preferred shares, par value $0.001125 per share, (ii) a reverse split of the Company’s outstanding ordinary shares at a ratio of 1-for-11.25 shares, and (iii) a reverse split of the Company’s authorized and unissued preferred shares at a ratio of 1-for-11.25 shares.

As a result of such corporate actions, (i) the number of the Company’s authorized preferred shares has been reduced from the original 50,000,000 shares to 5,000,000 shares at par value of $0.001125 per share, none of which preferred shares have been issued and outstanding and (ii) the number of authorized ordinary shares has been increased from 450,000,000 shares to 883,000,000 shares, and the number of issued and outstanding ordinary shares has been reduced from the original 450,000,000 shares to 40,000,000 shares at par value of $0.001125 per share. Unless otherwise indicated, all references to preferred shares, ordinary shares, options to purchase ordinary shares, share data, per share data, and related information have been retroactively adjusted, where applicable, to reflect the above-mentioned reverse split and share capital change as if it had occurred at the beginning of the earlier period presented (see Note 1).

Initial Public Offering

On August 23, 2022, the Company’s ordinary shares commenced trading on the Nasdaq Capital Market under the symbol “STBX.” On August 25, 2022, the Company closed its initial public offering (“IPO”) of 5,375,000 ordinary shares at a public offering price of $4.00 per ordinary share. The Company raised approximately $21.5 million in gross proceeds from its IPO and underwriters’ partial exercise of the over-allotment option, before deducting underwriting discounts and other related expenses. The Company received net proceeds of approximately $18.8 million after the deduction of approximately $2.7 million of offering cost.

Underwriter Representative Warrants

In connection with the Company’s IPO, the Company also agreed to issue warrants to the underwriter, to purchase 376,250 ordinary shares of the Company (equal to 7% of the total number of Ordinary Shares sold in the IPO, including any shares issued upon exercise of the underwriters’ over-allotment option) (the “Representative Warrants”). These warrants have a term of five years, with an exercise price of $5.60 per share (equal to 140% of the Company’s IPO offering price of $4.00 per share). The Representative Warrants may be exercised on a cashless basis. The Representative’s Warrants are exercisable after the date of the Company completes its IPO share issuance, and will be exercisable until such warrants expire five years after the date of commencement of sales of the public offering. The Representative’s Warrants and the Ordinary Shares underlying the warrants were subject to a 180-day lock-up pursuant to FINRA Rule 5110(e)(1). The underwriter representative and its affiliates or employees (or permitted assignees under FINRA Rule 5110(e)(1)) may not sell, transfer, assign, pledge, or hypothecate the Representative’s Warrants or the ordinary shares underlying the Representative’s Warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the Representative’s Warrants or the underlying shares during the 180-day lock-up period. Management determined that these warrants meet the requirements for equity classification under ASC 815-40 because they are indexed to its own shares. As of March 31, 2024 and September 30, 2023, the Representative’s Warrants were not exercised. The weighted average remaining life of the Representative’s Warrants was 3.4 years as of March 31, 2024.

Private Placement

On October 26, 2022, the Company entered into certain subscription agreements (the “Subscription Agreements”) with four investors (the “Subscribers”). Pursuant to the Subscription Agreements and in reliance on Rule 902 of Regulation S (“Regulation S”) promulgated under the Securities Act of 1933, as amended, the Company agreed to sell and the Subscribers agreed to purchase an aggregate of 9,000,000 ordinary shares of the Company at a price of $1.40 per share (the “Private Placement”). On November 3, 2022, the Company closed the Private Placement and issued and sold an aggregate of 9,000,000 ordinary shares to the Subscribers at a price of $1.40 per share for the gross proceeds of $12.60 million; the Company received net proceeds of $11.77 million after deducting the placement agent’s fees and other related offering expenses. The management of the Company has sole and absolute discretion concerning the use of the proceeds from the Private Placement.

Acquisition of One Eighty Ltd

On July 10, 2023, the Company issued the first tranche of consideration shares, an aggregate of 8,755,000 ordinary shares, to the then shareholders of One Eighty Ltd in connection with the acquisition of 51% of the issued share capital in One Eighty Ltd.

On September 1, 2023, the Company issued the second tranche of consideration shares, an aggregate of 8,755,000 ordinary shares, to the then shareholders of One Eighty Ltd in connection with the acquisition of 51% of the issued share capital in One Eighty Ltd.

At-the-market offering

In October 2023, the Company sold a total of 119,984 ordinary shares of the Company through at-the-market offerings for net proceeds of $119,388 after deducting the commission; however, the Company incurred $296,809 offering costs.

Shares issued for R&D expenses

The Company issued 12,000,000 ordinary shares on November 13, 2023, at the share price of $0.315 per share for a total fair value of $3,780,000, for purchasing the 100% ownership of ProSeeds.

The Company issued 8,000,000 ordinary shares on February 19, 2024, at the share price of $0.341 per share for a total fair value of $2,728,000, for purchasing the 100% ownership of Trade Router.

The Company issued 18,000,000 ordinary shares on March 22, 2024, at the share price of $0.287 per share for a total fair value of $5,166,00, for purchasing the 100% ownership of Carnegie Hill.

ProSeeds, Trade Router, and Carnegie Hill have no operations but own a series of advanced multi-level marketing software, AIGC system, and Advanced Intelligent system. ProSeeds, Trade Router, and Carnegie Hill are not considered a business under ASC 805-10, because they do not have any process or system to create the output from the software systems they own. Accordingly, the Company accounts for the transactions as asset acquisitions in accordance with ASC 805-50. The Company will integrate these intangible assets into a comprehensive and advanced AI system along with other modules and software the Company is going to acquire or develop. Therefore, the Company expensed these intangible assets they acquired as R&D expenses as the feasibility stage of the comprehensive and advanced AI system has not been reached.

NOTE 12 — CONCENTRATIONS AND CREDIT RISK

As of March 31, 2024 and September 30, 2023, the Company’s substantial assets were located in Malaysia and the Company’s substantial revenue was derived from its subsidiaries located in Malaysia.

For the six months ended March 31, 2024, two customers accounted for 33.6% and 10.1% of the Company’s total revenue, respectively.

For the six months ended March 31, 2023, one customer accounted for 43.8% of the Company’s total revenue.

As of March 31, 2024, one customer accounted for more than 10% of the Company’s total accounts receivable.

As of September 30, 2023, three customers accounted for approximately 23.8%, 12.0%, and 11.3% of the Company’s total accounts receivable balance, respectively.

For the six months ended March 31, 2024 and 2023, no single vendor accounted for more than 10% of the Company’s total purchases.

NOTE 13 — CONTINGENCIES

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. For the six months ended March 31, 2024 and 2023, the Company did not have any material legal claims or litigation that, individually or in aggregate, could have a material adverse impact on the Company’s consolidated financial position, results of operations, and cash flows.

NOTE 14 — LEASES

Supplemental balance sheet information related to the Company’s operating leases was as follows:

	March 31, 2024	September 30, 2023

Operating lease right-of-use assets	$165,636	$166,649
Right-of-use assets - accumulated amortization	(44,928)	(21,748)
Right-of-use assets, net	$120,708	$144,901

Operating lease liabilities – current	$48,426	$47,537
Operating lease liabilities – non-current	72,282	97,364
Total operating lease liabilities	$120,708	$144,901

During the six months ended March 31, 2024 and 2023, the Company incurred total ASC 842 operating lease expenses of $26,829 and $40,800, respectively.

Office leases

Prior to August 2021, the Company had not directly entered into any office lease agreements. The lease expenses were paid by Zenapp on behalf of the Company, with an estimated amount of $4,200 for the fiscal year ended September 30, 2020, and approximately $3,850 for the period from October 2020 to August 2021. On August 20, 2021, the Company’s main operating subsidiaries in Malaysia started to lease office spaces from Zenapp, with an aggregate area of approximately 4,800 square feet, pursuant to three sub-tenancy agreements, each with a lease term from September 1, 2021 to August 31, 2023 and monthly rent of MYR10,000 (approximately $2,424). In the end of April 2022, the Company terminated the sub-tenancy agreements with Zenapp, and entered into lease agreements directly with Berjaya Steel Works Sdn Bhd and Woon Chun Yin for a term of one year from May 1, 2022 to April 30, 2023 with the monthly rent of MYR6,288, MYR6,288, and MYR6,800, respectively (approximately $1,460, $1,460, and $1,580, respectively). There was no penalty for the early termination of the sub-tenancy agreements. The sub-tenancy agreements with Woon Chun Yin may be renewed for successive two-year terms. In April 2023, the Company renewed the office lease agreement for an additional two years with a lease maturity date in April 2025, with the monthly rent of MYR6,700, MYR6,700, and MYR7,100, respectively (approximately $1,500, $1,500, and $1,590, respectively).

The weighted average remaining lease terms and discount rates for all of office leases were as follows as of March 31, 2024 and September 30, 2023:

	March 31, 2024	September 30, 2023
Remaining lease term and discount rate:
Weighted average remaining lease term	2.42 years	2.91 years
Weighted average discount rate *	5.0%	5.0%

*	The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on the benchmark lending rate for three-year loans as published by Malaysia’s central bank in order to discount lease payments to present value.

As of March 31, 2024, the maturities of operating lease liabilities were as follows:

12 months ending March 31,	Lease payment
2025	$47,443
2026	52,396
2027	20,904
2028	1,503
Total future minimum lease payments	122,246
Less: imputed interest	(2,884)
Total	$119,362

Equipment leases

Effective as of June 20, 2020, the Company entered into a 60-month lease for a photocopier. The monthly rent is approximately $95.

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of March 31, 2024 and September 30, 2023:

	March 31, 2024	September 30, 2023
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	1.17 years	1.67 years
Weighted average discount rate *	5.0%	5.0%

*	The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on the benchmark lending rate for three-year loans as published by Malaysia’s central bank in order to discount lease payments to present value.

As of March 31, 2024, the maturities of operating lease liabilities were as follows:

12 months ending March 31,	Lease payment
2024	$1,113
2025	278
Total future minimum lease payments	1,391
Less: imputed interest	(45)
Total	$1,346

NOTE 15 — SEGMENT REPORTING

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker (the “CODM”) in order to allocate resources and assess the performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM or decision-making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the CODM, reviews operating results by the revenue of different services. Based on management’s assessment, the Company has determined that it has following operating segments as defined by ASC 280, including advertising services, cash rebate and payment solution and media booking services, software licensing income from software development services, advertisement production income, and promotional campaign services.

Revenue by service categories

The following tables present summary information by segment for the six months ended March 31, 2024 and 2023, respectively:

	For the Six Months ended March 31, 2024
	Cash rebate and payment solution and media booking	Advertising services	Software licensing	Production income	Promotional campaign services	Total
Revenue	$279,816	$1,053,613	$2,079,113	$652,745	$383,234	$4,448,521
Operating expenses	2,007,905	4,169,209	7,229,567	2,484,722	1,473,085	17,364,488
Loss from operations	(1,728,089)	(3,115,596)	(5,150,454)	(1,831,977)	(1,089,851)	(12,915,967)
Income tax expense (benefit)	1,061,021	(8,093)	(197,698)	(27,760)	(16,747)	810,723
Net income	(2,753,789)	(3,111,317)	(4,641,489)	(1,822,309)	(1,074,833)	(13,403,737)
Capital expenditure	19,368	4,366	-	1,704	3,096	28,534
Total assets	$10,557,106	$13,397,343	$119,134,741	$4,070,392	$2,980,568	$150,140,150

	For the Six Months Ended March 31, 2023
	Cash rebate and payment services	Digital advertising services	Software licensing	Total
Revenue	$14,924	$2,220,794	$1,740,472	$3,976,190
Operating costs	626,594	874,384	495,914	1,996,892
Income (loss) from operations	(611,670)	1,346,409	1,244,558	1,979,298
Income tax expense	297,750	329,971	-	627,721
Net income (loss)	(909,420)	1,024,023	1,248,672	1,364,497
Capital expenditure	$11,598	$1,585	$17,864,000	$17,877,183
Total assets	$4,709,871	$7,468,304	$27,557,561	$39,735,736

NOTE 16 - ACQUISITIONS OF SUBSIDIARIES

On June 26, 2023, the Company, as the issuer, and Starbox Global, as the purchaser, entered into the One Eighty Share Purchase Agreement with the One Eighty Shareholders, as the sellers, with respect to One Eighty Ltd, as the target company.

Pursuant to the One Eighty Share Purchase Agreement, Starbox Global acquired 229,500,000 ordinary shares, par value US$0.0001 per share, of One Eighty Sale Shares, representing 51% of the issued share capital in One Eighty Ltd, from the One Eighty Shareholders. In consideration of the sale of the One Eighty Sale Shares, the Company agreed to issue to the One Eighty Shareholders, in proportion to the ordinary shares of One Eighty Ltd they sell, an aggregate of 17,510,000 ordinary shares, par value US$0.001125 per share, of the Company, based on the share price on June 26, 2023, with an aggregate value of $53,055, in two tranches. 8,755,000 One Eighty Consideration Shares were issued to the One Eighty Shareholders on July 10, 2023 and the remaining 8,755,000 One Eighty Consideration Shares were issued on September 1, 2023. The Company intends to expand its online and offline advertising business with an advanced system and technology for providing targeted advertisements and vouchers in the AR environment.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition. Goodwill as a result of the acquisition of One Eighty Ltd is calculated as follows:

Total purchase considerations for 100% equity interest purchase	$104,030,000
Fair value of assets acquired:
Cash & cash equivalents	932,893
Accounts receivable, net	2,441,592
Deposit and prepayments	576,231
Other receivables	192,926
Short-term deposit	126,071
Due from related parties	125,984
Tax receivable	541,218
Deferred tax	52,877
Long-term deposit	214,362
Right-of-use assets, net	2,140
Property, plant and equipment, net	2,532,215
Intangible assets acquired	23,500,000
Total assets acquired	31,238,509
Fair value of liabilities assumed:
Accounts payable	(374,782)
Advance from customer	(611,702)
Accrued liabilities and other payables	(383,427)
Due to related parties	(325,309)
Lease Liability - current	(1,005)
Loan payable	(2,115,397)
Lease Liability -noncurrent	(1,135)
Deferred tax liability	(5,640,000)
Total liabilities assumed	(9,452,757)
Total net assets acquired	21,785,752
Goodwill as a result of the acquisition	$82,244,248

The following condensed unaudited pro forma consolidated results of operations for the Company and One Eighty Ltd for the six months ended March 31, 2023 present the results of operations of the Company and One Eighty Ltd as if the acquisitions occurred on October 1, 2022.

The pro forma results are not necessarily indicative of the actual results that would have occurred had the acquisitions been completed as of the beginning of the periods presented, nor are they necessarily indicative of future consolidated results.

For the Six Months Ended March 31, 2023
(Unaudited)
Revenue	$6,761,638
Operating costs and expenses	3,578,472
Income from operations	3,183,166
Other income	30,720
Income tax expense	941,824
Net income	2,272,062
Less: net income attributable to non-controlling interests	444,707
Net income attributable to the Company	$1,827,355

NOTE 17 — SUBSEQUENT EVENTS

The Company evaluated the subsequent events through the date of this report, and determined the following subsequent events that need to be disclosed:

On April 4, 2024, the Company, as the issuer, and Irace Technology, as the purchaser, entered into a share sale agreement, with the four then shareholders of Rainbow Worldwide Co., Ltd (collectively, the “Rainbow Worldwide Shareholders”), as the sellers, with respect to Rainbow Worldwide Co., Ltd, a company incorporated in Samoa (“Rainbow Worldwide”). Irace Technology acquired 100,000 shares of Rainbow Worldwide, representing 100% of the issued and paid-up share capital in Rainbow Worldwide. In consideration, on April 19, 2024, the Company issued to the Rainbow Worldwide Shareholders, an aggregate of 18,000,000 ordinary shares of the Company. The 18,000,000 ordinary shares were issued on April 19, 2024 with a fair value of $3,438,000 at the share price of $0.191 per share.

On April 5, 2024, the Company entered a loan agreement with a third-party company for $150,920, with an annual interest of 4.5%, the loan was required to be repaid on April 4, 2029.

On April 25, 2024, the Company entered a loan agreement with a third-party company for $100,000, with an annual interest of 4.5%, the loan was required to be repaid on April 24, 2029.

On May 3, 2024, the Company, as the issuer, Irace Technology, as the purchaser, entered into a software purchase agreement with Bella Bambina Limited (“Bella Bambina”), as the seller, with respect to certain shopping rebate and loyalty software and related assets (the “Loyalty Engine Software”). Irace Technology acquired all of the rights, title, and interests in the Loyalty Engine Software. In consideration, on May 21, 2024, the Company issued to the four shareholders of Bella Bambina an aggregate of 21,500,000 ordinary shares (per share price of US$0.20) with a fair value of $4,192,500 at the share price of $0.195 per share.

On May 27, 2024, the Company entered a loan agreement with a third-party company for $142,915 (MYR 670,000), with no interest, the loan was required to be repaid on May 26, 2027.

On May 27, 2024, the Company entered a loan agreement with a third -party company for $63,992 (MYR 300,000), with no interest, the loan was required to be repaid on May 26, 2027.

On May 28, 2024, the Company, as the issuer, Irace Technology, as the purchaser, entered into a software purchase agreement with Raetia Holdings Limited (“Raetia Holdings”), as the seller, with respect to certain virtual reality software and related assets (the “Virtual Reality Software”). Irace Technology acquired from Raetia Holdings all of the rights, title, and interests in the Virtual Reality Software. In consideration, on June 13, 2024, the Company issued to the four shareholders of Raetia Holdings an aggregate of 25,000,000 ordinary shares (per share price of US$0.20) with a fair value of $4,375,000 at the share price of $0.175 per share.

On June 1, 2024, the Company entered a loan agreement with a third-party company for $13,773 (MYR 64,800), with no interest, the loan was required to be repaid on November 30, 2024.

On June 1, 2024, the Company entered a loan agreement with a third-party company for $13,773 (MYR 64,800), with no interest, the loan was required to be repaid on November 30, 2024.

On June 1, 2024, the Company entered a loan agreement with a third-party company for $19,150 (MYR 90,100), with no interest, the loan was required to be repaid on November 30, 2024.

On June 11, 2024, the Company entered a loan agreement with a third-party company for $95,135, with an annual interest of 4.5%, the loan was required to be repaid on June 10, 2029.

On June 14, 2024, the Company, as the issuer, Irace Technology, as the purchaser, entered into a software purchase agreement with Bardi Equity Limited (“Bardi Equity”), as the seller, with respect to certain virtual space rebates mall module software and related assets (the “Virtual Space Software”). Irace Technology agreed to acquire from Bardi Equity all of the rights, title, and interests in the Virtual Space Software for consideration of an aggregate of 29,000,000 ordinary shares (per share price of US$0.20) of the Company with an aggregate value of US$5,800,000. The consideration shares will be issued to the four shareholders of Bardi Equity on a closing date as may be agreed upon among the Company, Irace Technology, and Bardi Equity, subject to the satisfaction certain obligations under the software purchase agreement.

At the 2024 annual general meeting of shareholders of the Company held on June 27, 2024, at 8:30 a.m., Eastern Time, the shareholders of the Company approved and adopted, among other resolutions, (1) as an ordinary resolution, to authorize, establish, and designate two new classes of ordinary shares of the Company, being Class A Ordinary Shares and Class B Ordinary Shares; and (2) as an ordinary resolution, to redesignate: (i) the 12,800,000 authorized and issued ordinary shares held by Nevis International B & T Sdn Bhd (the “Nevis Shares”) as Class B Ordinary Shares; (ii) 161,704,984 of the authorized and issued ordinarysShares, not including the Nevis Shares, as Class A Ordinary Shares; and (iii) 708,495,016 of the authorized but unissued ordinary shares as Class A Ordinary Shares. Pursuant to the resolutions, (i) holders of Class A Ordinary Shares and Class B Ordinary Shares will have the same rights except for voting and conversion rights; (ii) in respect of all matters subject to vote at general meetings of the Company, each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares will be entitled to 100 votes per one Class B Ordinary Share; (iii) the Class A Ordinary Shares will not be convertible into shares of any other class; and (iv) the Class B Ordinary Shares will be convertible into Class A Ordinary Shares at any time after issuance at the option of the holder, and each one Class B Ordinary Share will be convertible into 10 Class A Ordinary Shares.